Exhibit 99(b) Energy Future Holdings Corp. Consolidated Adjusted EBITDA Reconciliation (millions of dollars)

	Year Ended December 31,
	2013	2012
Net loss attributable to EFH Corp.	$(2,218)	$(3,360)
Income tax benefit	(1,271)	(1,232)
Interest expense and related charges	2,704	3,508
Depreciation and amortization	1,355	1,373
EBITDA	$570	$289
Oncor Holdings distributions of earnings	213	147
Interest income	(1)	(2)
Amortization of nuclear fuel	153	156
Purchase accounting adjustments (a)	23	74
Impairment of goodwill	1,000	1,200
Impairment and write-down of other assets	38	48
Net loss attributable to noncontrolling interests	(107)	—
Equity in earnings of unconsolidated subsidiary (net of tax)	(335)	(270)
Unrealized net loss resulting from commodity hedging and trading transactions	1,091	1,526
EBITDA amount attributable to consolidated unrestricted subsidiaries (b)	120	4
Noncash compensation expense (c)	7	11
Transition and business optimization costs (d)	23	35
Transaction and merger expenses (e)	39	39
Debt restructuring costs	105	11
Restructuring and other	17	4
Charges related to pension plan actions (f)	—	285
Expenses incurred to upgrade or expand a generation station (g)	100	100
Subtotal	$3,056	$3,657
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	1,643	1,600
Adjusted EBITDA per Restricted Payments Covenant	$4,699	$5,257
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(a)
Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting. 2012 also reflects the write-down of mineral interests in the third quarter 2012.

(b)	2013 EBITDA amount attributable to consolidated unrestricted subsidiaries includes the fourth quarter impairment of the nuclear joint venture.

(c)	Noncash compensation expenses represent amounts recorded under stock-based compensation accounting standards and exclude capitalized amounts.

(d)
Transition and business optimization costs include certain incentive compensation expenses, as well as professional fees and other costs related to supply chain and information technology efficiency initiatives. 2012 also includes costs related to generation plant reliability.

(e)	Transaction and merger expenses primarily represent Sponsor Group management fees.

(f)
Charges related to pension plan actions resulted from the termination and payout of pension obligations for active nonunion employees of EFH Corp.'s competitive businesses and the assumption by Oncor under a new Oncor pension plan of all of EFH Corp.'s pension obligations to retirees and terminated vested participants. The charges represent actuarial losses previously recorded as other comprehensive income.

(g)	Expenses incurred to upgrade or expand a generation station represent noncapital outage costs.